November 21, 2005

Mail Stop 7010

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Rufus Decker, Accounting Branch Chief

Re:	NATCO Group Inc. – File No. 1-15603

Form 10-K/A for the Fiscal Year Ended December 31, 2004; Forms 10-Q for the Quarters Ended March 31 and June 30, 2005

Ladies and Gentlemen:

On behalf of NATCO Group Inc., we enclose a memorandum in response to the comments of the Securities and Exchange Commission in its letter of November 4, 2005. In submitting its response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Richard W. FitzGerald, Senior Vice President and Chief Financial Officer (713-685-8082) or, in his absence, Katherine Ellis, Senior Vice President & General Counsel (713-685-6183).

Sincerely,

/s/ John U. Clarke	/s/ Richard W. FitzGerald
John U. Clarke	Richard W. FitzGerald
Chairman & Chief Executive Officer	Senior Vice President & Chief Financial Officer

Brookhollow Central III	Telephone: (713) 683-9292
2950 North Loop West, 7th Floor	Facsimile: (713) 812-6654
Houston, Texas 77092

US Securities & Exchange Commission

November 21, 2005

Enclosures

cc:	Scott Watkinson, Staff Accountant

Stop 7010

Jeanne Baker, Assistant Chief Accountant

Stop 7010

Bill Swanstrom

Locke, Liddell & Sapp

Marc Watts

Locke, Liddell & Sapp

Eric Johnson

Locke, Liddell & Sapp

Al Kekish

KPMG LLP

RE:	Form 10-K/A for the Fiscal Year Ended December 31, 2004

Forms 10-Q for the Quarters Ended March 31 and June 30, 2005

File No. 1-15603

November 21, 2005

Memorandum of NATCO Group Inc. in Response to Comments of

The Securities and Exchange Commission dated November 4, 2005

Form 10-K/A for the Year Ended December 31, 2004

General

1.	Where a comment below requests additional disclosures or other revisions please show us in your response what the revisions will look like. Such revisions may be included in your future filings, including your interim filings where appropriate.

Response: We have provided proposed additional or revised disclosures as appropriate below. New language in the proposed revised disclosures is underlined and in bold to aid review.

Financial Statements, page 46

Consolidated Statements of Operations, page 47

2.	We have reviewed your response to comment two and have the following additional comments.

•	Clarify how you account for these apparent multiple deliverable arrangements. Confirm and revise your disclosures to clarify that you appropriately account for these contracts in accordance with EITF 00-21 – Revenue Arrangements with Multiple Deliverables.

•	Please tell us the amount of revenues related to services characterized as largely ancillary to product sales and the amount of other service revenues for each period presented and the subsequent interim period.

•	It is unclear to us why you believe that service revenue that is ancillary to product sales is not required to be separately disclosed under Rule 5.03(b). In this regard, we note that it is more often than not that services provided by a company would be ancillary to the products sold by a company. Please reassess your compliance with the disclosure requirements of Rule 5-03(b) with regard to the total service revenues recognized for each period presented.

Response:

With regard to EITF 00-21, at the time the standard became effective, the Company reviewed its impact on revenue recognition. The Company has the following types of revenue that were described in our previous response:

•	Incidental labor to install parts and equipment that are quoted, ordered and billed on a single invoice. In instances where we sell products and perform installation we recognize revenues when both the product has been delivered and the installation has been completed. In the notes to our consolidated financial statements we describe this type of revenue as being recognized on an as delivered, as performed basis.

•	Incidental labor to perform testing and start up services are, at times, provided for larger built to order projects. This work is typically done under a separate contract at market rates and revenue is recognized on an as performed basis. This type of work is done infrequently and is not material. In those instances, a typical multi-million dollar contract could have incidental labor that ranges from $10,000 to $50,000.

The Company’s accounting for these types of arrangements is done under applicable GAAP and we believe our current revenue recognition disclosures are appropriate.

With regard to separately stating products and services on the income statement per Rule 5-03.1, the classification of our revenues and costs into products and services is complicated in that a significant portion of our business activity generates revenue that has commingled elements of both products and service. This business activity includes the related labor to install parts and standard equipment that are quoted, ordered and billed on a single invoice. The related service associated with the parts and standard equipment sale is treated in our records as part of the product since we view the activity as being driven by the availability of the parts and equipment. In addition, the related cost of goods sold determination for products and services would be difficult and not very meaningful as it would require a significant degree of subjective cost allocations between the two categories.

Our field service activity, not related to parts and equipment sales, is tracked separately and accounts for less than 10% of our revenues for all periods presented. This activity encompasses our field service personnel performing operating tasks, regular maintenance and other labor related activities for customers and includes incidental labor for testing and startup of installed or constructed equipment. Due to this fact and given the impracticability of separating products and services that are quoted, ordered and billed on a single invoice in a way that would be reliable and meaningful, we believe the criteria for combination under Rule 5-03 (b) have been met.

Consolidated Statements of Cash Flows, page 49

3.	We have reviewed your response to comment three. Notwithstanding the fact that the post-retirement benefit obligation relates to retirees who were never employed by “the Company”, we note that this obligation was assumed in connection with your acquisition of the common stock of National Tank Company and W. S. Tyler Incorporated. It is unclear to us how your assumption of this obligation is any different than any other obligation assumed in a business combination. We do not disagree that your assumption of the post-retirement benefit obligations was a financing determination made at the time of the acquisition. We also do not disagree that if you had borrowed funds to finance the purchase, rather than assuming the post-retirement obligation, the predominant source of the related cash outflows would be a financing activity in accordance with paragraphs 19 through 20 of SFAS 95. However, we also note that if, instead of assuming the obligation or financing the acquisition with borrowings, you had paid a higher price in cash, the cash outflow would be classified as an investing cash flow in accordance with paragraphs 15 through 17 of SFAS 95. Therefore, without additional persuasive information provided by you or reference to specific authoritative literature that supports your accounting, we believe that you should revise your Statements of Cash Flows to present your payments related to the post-retirement benefit obligations within your cash flows from operating activities. In this regard, we remind you that paragraph 21 of SFAS 95 indicates that “[o]perating activities include all transactions and other events that are not defined as investing or financing activities in paragraphs 15-20.”

Response: We have reclassified payments related to the post-retirement benefit obligation from “cash flows from financing activities” to “cash flows from operating activities ” within the Unaudited Condensed Statement of Cash Flows in the Company’s Form 10-Q for the quarter ended September 30, 2005. We have also included disclosures regarding this reclassification in note 1 of the Notes to our Unaudited Condensed Consolidated Financial Statements and in the “Liquidity and Capital Resources” and “Other Matters” sections of management’s discussion and analysis included in the September 30, 2005 Form 10-Q. We do not believe this change is material to a reader of our financial statements or would have influenced the judgment of a reasonable person relying on the financial reports of the Company. Our evaluation for this conclusion included an assessment of qualitative as well as quantitative matters as described in Staff Accounting Bulletin No.99 “Materiality” (SAB 99) and underlying accounting literature regarding materiality. Primary factors supporting our conclusion that the reclassification is not material are:

Cash flow from Operations

For the nine months ended September 30, 2005, the six months ended June 30, 2005, and the three months ended March 31, 2005, cash provided from operations decreased from $12.0 mm to $10.8 mm, $7.0 mm to $6.2 mm, and $1.5 mm to $1.1 mm, respectively, due to the reclassification. For the years ended December 31, 2004 and 2003, cash provided from operations decreased from $2.7 mm to $0.9 mm, and $12.6 mm to $11.0 mm, respectively.

•	The Company’s quarterly cash flow activity from operations is impacted by several factors, including working capital changes, and has had a wide swing over the past two years with limited or no connection to income or segment profit levels for the periods. Due to the relatively high investment in working capital required by the Company’s operations, focus on cash from operating activities as a measure of the Company’s liquidity position can be deceptive due to period-to-period changes in current asset and liability balances. These changes can occur due to differences between revenue recognition timing and contractual billing arrangements and fluctuations in inventory based on expected increases or decreases in business, among other items. For this reason, the Company believes its stakeholders, including debt and equity holders, use segment profit as the primary measure of liquidity for the Company.

•	Management believes segment profit and net income are the primary drivers for the company’s stock price, with revenue and bookings, which indicate near-term earnings potential, being other important factors. Management believes that the cash flow statement for the Company is not a major driver for value determination or present / near-term future income contribution levels. Cash flow is not presented or emphasized in the earnings releases or on the earnings call and is not discussed on the call. Segment profit, net income, revenue, debt, bookings and working capital levels are discussed and these amounts have not changed as a result of the reclassification.

•	None of these changes affect the income statement, balance sheet, segment profit, net income, working capital, earnings per share or debt levels as reported in the 2005 10-Qs or the December 31, 2004 10-K. Management believes these items, and in particular revenue, net income and segment profit, are viewed as material for a reasonable investor to evaluate the Company.

•	This reclassification, while impacting the amount of cash from operations, would not alter the results of the line from a positive result to a negative result in the periods under consideration.

•	For the years ended December 31, 2003 and 2004 and the nine months September 30, 2005, cash from operations was $12.6 mm, $2.7 mm and $12.0 mm, respectively, reflecting the variability of cash from operations for working capital changes, among other items. Over the same time periods, NATCO’s segment profit was $14.6 mm, $20.0 mm, and $25.0 mm, respectively. NATCO’s common stock price tracked more closely to the steady rise in segment profit over this time frame from a closing price of $7.59 at December 31, 2003 to $8.80 to December 31, 2004 and finally to $25.32 at September 30, 2005. Note the lack of correlation of the common stock price to the cash from operations variance. Based in large part on the historical indifference NATCO’s investor base has demonstrated to large fluctuations in cash from operations, as evidenced by equity market reaction, this reclassification is considered by management to be immaterial for restatement of prior period cash flow statements.

Net Cash Used for Financing

•	Debt level and the leverage ratio are the drivers for investors to evaluate the cash strength of the Company and both were unchanged as a result of this reclassification.

•	For loan covenant purposes, the reclassification had no impact on the financial ratios. Moreover, the Company’s loan covenants ignore the post-retirement payment in making the fixed charge determination.

•	Changes in cash flow from financing have historically fluctuated due to borrowings required by changes in working capital and the reclassification does not change any trends on the cash flow statement and it is considered by the Company to be immaterial.

SAB 99 Review

In evaluating the materiality of the post-retirement benefits reclassification to the cash flow statement, the Company has considered the following guidance from Staff Accounting Bulletin No. 99 – Materiality.

•	Materiality judgments can only be made by those who have all the facts. To meet this requirement, this analysis has been prepared by the Company’s senior financial management. The resulting conclusion and related documentation have been reviewed with the CEO and the Audit Committee, both of whom concur with the conclusions reached herein.

•	Financial management has considered both “qualitative” and “quantitative” factors in assessing an item’s materiality. As described in this document, the Company has evaluated and presented both the quantitative and qualitative impact of the misstatements and the impact on the total mix of information available to the investor.

•	Management has evaluated if there is a substantial likelihood a reasonable person would consider it important or be changed or influenced by the correction and has concluded the measures such as segment profit, net income, revenue, debt level and income are the primary indicators a reasonable person relies on in evaluating the Company and that the reclassification in the statement of cash flow discussed above are not material to investors making investment decisions in the Company.

•	We have considered whether or not the following would render a reclassification qualitatively material and have concluded they would not.

•	The reclassification does not mask a change in earnings or operating activities historical trends. The Company believes analysts and investors are relying primarily on segment profit, revenue and net income as indicators rather than cash flow from operations, therefore, we do not believe the reclassification hides a failure to meet analysts’ or others’ expectations. The reclassification does not hide any failure of the Company to meet any of its previously issued earnings guidance. Also, the Company does not provide any cash flow guidance.

•	The reclassification does not change a loss to income and, in fact, has no impact on net income. This reclassification, while impacting the amount of cash from operations would not alter the results of the line from a positive result to a negative result for the proposed restatement periods.

•	The reclassification does not concern a segment or other portion of our business that has been identified as playing a significant role in our operations or profitability.

•	The reclassification does not impact compliance with any regulatory requirements, loan covenants or other contractual requirements.

•	Management’s compensation is not impacted by the reclassification because incentive compensation is based primarily on segment profit and net income.

•	The reclassification does not involve concealment of an unlawful transaction.

•	The post-retirement payment reclassification within the cash flow statement does not result in a revenue, segment profit, income statement, earnings per share, debt balance or debt covenant change, all of which would be considered important to a reader of the financial statements.

•	The Company in its key disclosures and guidance to investors does not identify cash flow from “operating activities” or from “financing activities” as a key financial measure or provide guidance on either.

•	These cash flows have been consistently shown as separate line items on the face of the Company’s consolidated statements of cash flows in the financing activities section from prior to the time the Company went public in 2000. This presentation provided a clear picture of the Company’s ability to generate cash flow from operations in order to meet its long-term obligations, including the post-retirement liability.

•	Our past footnote disclosures in accordance with SFAS 106 requirements have clearly indicated to investors and other users of our financial statements the nature of the obligation and provide additional, detailed information on the costs, cash impacts and sensitivities.

•	The Company has not experienced a negative market reaction as a result of the reclassification made in our November 14, 2005 filing of the Company’s Form 10Q for the quarter ended September 30, 2005 and management does not expect any future significant positive or negative market reaction because management believes the reasonable investor is relying on other reported results such as segment profit and net income and would not be using cash flows from operating activities or cash flows from financing activities as a measure for evaluating an investment decision in this particular company.

The Company has considered the quantitative and qualitative analysis and believes, on balance and in light of all of the facts and circumstances regarding this item that the reclassification is immaterial for the reasons stated above. Further, we do not believe that a reader’s ability to understand other key aspects of our financial position or operations that might be pertinent to an investment decision have been affected as a result of this reclassification. Therefore, management, after consideration and deliberation of the above arguments and along with the SAB 99 review believes the reclassification to the cash flow statement is not material. Management has reviewed these points with the Audit Committee and its auditors KPMG LLP, who concur with the conclusions reached.

Form 10-Q for the Quarter Ended June 30, 2005

Note 10 – Business Segments, page 14

4.	We have reviewed your responses to comments six through eight. We note that for the six months ended June 30, 2005 the Oil & Water Technologies segment accounted for 76% of your consolidated revenues, and that the individual revenues from your two primary lines of business, build-to-order and traditional/standard equipment, significantly exceed those of your Gas Technologies and Automation & Controls segments for all periods. We also note that “[w]hile information is available with respect to margins and revenues by product line, the chief operating decision maker makes capital and human resource allocation decisions based on overall segment results and does not review separate financial information for standard, traditional and build to order equipment.”

You state that your President has limited authority for resource allocation. It is unclear who is responsible for the allocation of resources between the project management activities of your build-to-order line of business and the manufacturing activities of your traditional and standard equipment line of business. If your CEO is responsible for allocation of resources between these lines of business, please tell us how this is done. If your President is responsible, it remains unclear why you believe the chief operating decision making function is not shared by your President.

Response: Our CEO as the chief operating decision maker is responsible for assessing performance of the three operating segments and making strategic decisions about how to allocate and deploy resources between them. This responsibility is not shared with the President. As previously mentioned our President serves as segment manager of the Oil & Water Technologies (OWT) segment and oversees overall marketing and project bidding activities.

Key decision making, including resource allocations among the three segments, is largely done on a segment profitability basis using segment profit as the primary financial measure for the evaluation process. The use of segment profit is a much more meaningful financial metric than using only bookings, revenues or margins and is a better indicator of profitability. Return on assets by operating segment is also used as a key financial indicator to assist the CEO in his evaluation of resource allocations for profitability optimization. Using segment or product line revenues and margins as a basis for making these decisions would be incomplete or improper since it does not encompass the full cost of operations or investment within the segment.

The President is responsible for day-to-day operating decisions within the OWT segment. The main management decisions within the OWT segment are how best to tactically share the joint resources of engineering, manufacturing and marketing and also project bidding and pricing in order to optimize results. Built to order and traditional/standard equipment activities have predominantly the same customer base, many of the same product characteristics with the level of engineering being the primary line of distinction and also shares many key activities and costs (marketing, engineering and manufacturing). Margins between the two set of products have been very similar over the past five years. Consequently, daily management decisions within the segment are not complicated or unusually difficult. The key shared activities of marketing, engineering and manufacturing are primarily organized to be interchangeable across the product lines, that is we do not have expert groups within these areas that would just handle one of the product lines while another area would handle the other product line. Instead the areas are organized to have the staff with expertise in all of the related products and their assignments or workload will depend on current bookings or projects. In manufacturing, our four major locations have capabilities and will work on traditional/standard equipment as well as built to order depending on bookings or activity levels.

The President, who acts in the capacity of segment manager, and the managers responsible for the engineering, manufacturing and marketing shared service functions make the necessary tactical decisions on a day-to-day basis using the Company’s overall guidelines established by our CEO.

5.	We also note that you separately discuss the operating results of your build-to-order projects and traditional and standard equipment sales in your post-restructuring management’s discussion and analysis, and that your directors review assumptions regarding margins, backlog and expenses separately for these two lines of business. It is unclear why directors and investors would be provided information at this level of granularity while your chief operating decision maker is not. Please advise.

Response: To clarify the material supplied earlier, the information especially on the assumptions or drivers for the business will include bookings, backlog and revenues for traditional and standard equipment as well as built to order activities. This information is available to the CEO as well as the Board. To evaluate our performance, the CEO primarily uses segment profit and return on assets financial measurements as described in our response to comment no. 4. The CEO uses these measurements to assess segment profitability as well as resource allocation decisions across all segments. As indicated earlier, we manage and operate this segment as one operating unit. This is evidenced by the key cross-sharing activities within the group consisting of primarily marketing, engineering, manufacturing and administrative. The costs of these shared services are very material as compared to the overall segment profit. A separate analysis of these shared activities and their associated costs will be submitted supplementally, subject to a separate confidential treatment request. While we are able to provide information on bookings, revenues and job margins between traditional and standard equipment and built to order activities, assessing profitability must take in to account the cost of cross-shared activities. As indicated in our response to comment no. 4, these areas, including manufacturing, are organized to be multi-functional across these product lines and are not structured to have sections within them that only support necessarily one of the two products. Subjective allocation of their costs would result in misleading profitability measurement that could result in incorrect decision making affecting our future profitability. We manage and are organized in this segment to be one operating unit to maximize profits, minimize its supporting cost structure while further developing, growing and servicing customers’ needs across our entire product solution capabilities.

6.	We have reviewed your response to comment nine. Parts, services and other miscellaneous revenues are almost 20% of your consolidated revenues for the six months ended June 30, 2005. Please disclose a detail of this amount by product and service groups of similar products and services unless it is impracticable to do so. If it is impracticable to do so, please tell us why.

Response:

The components of parts, services and other miscellaneous revenues are: parts stand alone sale, parts sales with related labor service, field service labor, freight billed to customers, customer training, testing and lab analysis. All of these types of revenue activities relate to either the traditional/standard/used equipment category or built to order and have been included in their respective categories in Note (10) “Business Segments” of our Unaudited Consolidated Financial Statement in the Company’s Form 10-Q for the quarter ended September 30, 2005.